December 7, 2007

By EDGAR and Federal Express

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	APP Pharmaceuticals, Inc. (Successor Registrant to Abraxis BioScience, Inc.)
Form 10-K for Fiscal Year Ended December 31, 2006
File Number 0-33407

Dear Mr. Rosenberg:

We are in receipt of your letter to Dr. Patrick Soon-Shiong of APP Pharmaceuticals, Inc. (successor registrant to Abraxis BioScience, Inc.) (Commission File Number 0-33407) (the “Company”) dated November 16, 2007 in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Company’s Form 10-K for the fiscal year ended December 31, 2006 as filed by the Company on March 1, 2007.

As discussed, the Company confirms that it plans to respond to the Staff’s comments no later than December 31, 2007.

Should you have any further questions or comments regarding this matter, please direct them to me at 310.405.7402 or to Lisa Gopala at 310.405.7403.

Very truly yours,

/s/ Richard E. Maroun

Richard E. Maroun

Chief Administrative Officer and General Counsel

cc:	Mark Brunhofer — Securities and Exchange Commission

Patrick Soon-Shiong, M.D. — APP Pharmaceuticals, Inc.

Lisa Gopalakrishnan — APP Pharmaceuticals, Inc.